HECO Exhibit 99.1

Hawaiian Electric Company, Inc.

RECONCILIATION OF ELECTRIC UTILITY OPERATING

INCOME PER HEI AND HECO CONSOLIDATED

STATEMENTS OF INCOME

Years ended December 31	2012	2011	2010
(in thousands)

Operating income from regulated and nonregulated activities before income taxes (per HEI Consolidated Statements of Income)	$213,012	$215,134	$178,388

Deduct:
Income taxes on regulated activities	(76,594)	(65,988)	(48,053)
Revenues from nonregulated activities	(7,441)	(4,926)	(14,925)

Add:
Expenses from nonregulated activities	43,000	11,015	4,431

Operating income from regulated activities after income taxes (per HECO Consolidated Statements of Income)	$171,977	$155,235	$119,841